EXHIBIT 14.1

ACCEPTANCE INSURANCE COMPANIES INC.

CODE OF ETHICS FOR SENIOR MANAGEMENT

Acceptance Insurance Companies Inc. (“AICI”) expects the highest ethical conduct from its chief executive officer (“CEO”) and chief financial officer (“CFO”), and other senior management (collectively referred to herein as “Senior Management”). Compliance with this Code of Ethics for Senior Management and with the AICI Code of Conduct is mandatory for the Senior Management. Senior Management is expected to foster a culture of transparency, integrity and honesty and ensure that every associate in the organization fully complies with the AICI Code of Conduct.

I. Conflicts of Interest

Senior Management must avoid any activity, investment or association that could appear to interfere with good judgment concerning AICI’s best interests. Senior Management may not exploit its position or relationship with AICI for personal gain, and must avoid even the appearance of such a conflict. For example, it is a likely conflict of interest if a Senior Manager:

a.	causes AICI to engage in business transactions with relatives or friends;

b.	uses nonpublic AICI, client or vendor information for personal gain by a Senior Manager, relative or friend;

c.	has more than a modest financial interest in AICI’s vendors, clients or competitors;

d.	receives a loan or guarantees for obligations, from AICI or a third party as a result of a Senior Manager’s position at AICI; or

e.	competes, or prepares to compete, with AICI while employed at AICI.

As an AICI Senior Manager, it is imperative to avoid any investment, interest or association that interferes, might interfere, or might appear to interfere with independent exercise of judgment in AICI’s best interest. Engaging in any conduct that represents a conflict of interest is strictly prohibited.

II. Accurate Periodic Reports

Full, fair, accurate, timely and understandable disclosure in AICI periodic reports is legally required and essential to the business. Senior Management must exercise the highest level of care in preparing such reports in accordance with the following guidelines:

a.	All AICI accounting records, as well as reports produced from those records, must be in accordance with all prevailing laws and regulations.

b.	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

c.	All records must fairly and accurately reflect, in reasonable detail, AICI assets, liabilities, revenues and expenses.

d.	AICI accounting records must not contain any false or misleading entries.

e.	No transaction should be intentionally misclassified as to accounts, departments, or accounting periods.

f.	All transactions must be supported with accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

g.	No information should be concealed from the external auditors.

h.	Compliance with the AICI system of internal control is required.

Senior Management must do its part to ensure the above objectives are achieved.

III. Compliance

Senior Management is expected to comply with the letter and spirit of all applicable government laws, rules and regulations.

If a Senior Manager fails to comply with this Code of Ethics for Senior Management, with the AICI Code of Conduct and/or with applicable laws, then he/she is subject to disciplinary measures, up to and including immediate dismissal from AICI.

IV. Reporting

If a Senior Manager becomes aware of a matter covered by this Code, then he/she should immediately bring it to the attention of the CEO.

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